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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49339

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Dash Prime LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 South Wacker Drive - Suite 2450

(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Collin Carrico	**312 690 2512**	collin.carrico@iongroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP - Partner - Danilsa Lopez - 212 624 5234 - Danilsa.Lopez@us.gt.com

(Name – if individual, state last, first, and middle name)

757 Third Avenue - 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Collin Carrico _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dash Prime LLC _____, as of 12/31 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

NORA MOLINA
Notary Public - State of Florida
Commission # HH 333661
My Comm. Expires Jan 18, 2027

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Index



GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Dash Prime LLC (a Delaware limited liability company) (the "Company") as of December 31, 2024, and the related statements of income, changes in member's equity, changes in subordinated debt, and cash flows for the year then ended, and the related notes (collectively referred to as the " financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental information
The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 20, 2025

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

Assets

Cash and cash equivalents	$	1,537,032
Certificate of deposit		250,000
Clearing deposits		3,099,040
Receivables from broker-dealers, net		2,324,466
Operating lease right-of-use asset		1,485,806
Fixed assets, net of accumulated depreciation of $130,519		157,365
Other assets		233,206
Total Assets	$	**9,086,915**

Liabilities

Accounts payable and accrued expenses	$	2,066,086
Operating lease right-of-use liability		1,810,504
Total Liabilities		**3,876,590**
Member's equity		**5,210,325**
Total Liabilities and Member's Equity	$	**9,086,915**

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
For the Year Ended December 31, 2024

Revenues

Commissions	19,873,020
Execution credits, net	6,096,611
Interest overrides	868,882
Total Revenues	**26,838,513**

Expenses

Clearing expense	5,207,493
Employee compensation and benefit expense	2,979,296
Office expense	961,939
Registered representative commission expense	723,492
Third party trading, operating and risk system expense	673,030
Execution expense	542,446
Telecommunication expense	188,662
Consulting and professional fee expense	137,076
Travel and entertainment expense	103,261
Regulatory expense	95,598
Depreciation expense	52,651
Technology infrastructure expense	25,325
Other operating expense	7,138
Sales and marketing expense	1,377
Total Expenses	**11,698,784**
Net Income	**15,139,729**

The accompanying notes are an integral part of these financial statements.

Member's equity at January 1, 2024	$	4,370,596
Capital distributions		(14,300,000)
Net income		15,139,729
Member's equity at December 31, 2024	$	5,210,325

The accompanying notes are an integral part of these financial statements.

Balance at January 1, 2024	$	-
Repayments		-
Additions		-
Balance at December 31, 2024	$	-

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net income	$	15,139,729
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		52,651
Changes in operating assets and liabilities:		
Decrease in clearing deposits		720,060
Increase in receivables from broker-dealers, net		(1,276,677)
Increase in operating lease right-of-use asset		(171,297)
Decrease in other assets		207,167
Increase in accounts payable and accrued expenses		695,492
Increase in operating lease right-of-use liability		138,633
Net cash increase from operating activities		15,505,758

Cash flows from investing activities:

Purchase of fixed assets		(54,659)
Net cash decrease from investing activities		(54,659)

Cash flows from financing activities:

Capital distributions		(14,300,000)
Net cash decrease from financing activities		(14,300,000)

Net increase in cash and cash equivalents		1,151,099
Cash, cash equivalents and certificate of deposit at beginning of the year		635,933
Cash, cash equivalents and certificate of deposit at end of the year	$	1,787,032

Cash, cash equivalents and restricted cash at end of the year:

Cash and cash equivalents	1,537,032
Certificate of deposit	250,000

The accompanying notes are an integral part of these financial statements.

7

NOTE 1   Organization

Dash Prime LLC (the Company) was organized under the Uniform Limited Liability Company Act of Delaware on May 16, 1996. The Company is registered as a limited liability company doing business in the States of Illinois and Florida. The Company is an introducing and executing broker for its customers. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA). The Company is a wholly owned subsidiary of DFT Intermediate LLC, DFT Acquisition LLC, DFT Intermediate Holdings LLC, DFT Acquisition Holdings LLC and Dash Holdco Inc.

The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the Securities and Exchange Commission since the Company does not carry customer accounts, effects transactions only with other broker-dealers, does not perform transactions in unlisted options and clears and carries its customers' trading accounts fully disclosed with clearing members.

NOTE 2   Significant Accounting Policies

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

a)   Commissions

Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis. The Company earns commission when its customers buy or sell a security executed by a member broker-dealer and cleared at its clearing firm providers who carry a customer's account. The Company believes that the performance obligation is satisfied on trade-date because that is the point when the financial instrument, purchase/sell and counterparty are identified, the price is agreed upon and the risks and rewards of ownership have been determined. ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company records its revenues in accordance with these guidelines as the Company only recognizes income for its customers on trade-date when a transaction is executed. The Company has no minimum commission requirement or prepaid fee arrangements with its customers. All income is derived only upon a client utilizing the Company's services.

b)   Execution credits, net

The Company routes its customers' equity and option orders to exchange member execution firms. Customers direct their orders to execution destinations. In certain circumstances, the Company can receive payment for order flow or exchange liquidity credits resulting from their customers' trading activity. Dash Financial Technologies LLC (DFT) is a broker-dealer affiliate of the Company under common ownership who is also one of the Company's execution counterparties. DFT charges a fee to the Company as an offset to the payment for order flow and exchange liquidity credits received by the Company. Included as reductions to execution credits, net are $3,319,509 of execution credits not paid to the Company and retained by DFT and $655,401 of execution credits paid to the Company by all of its exchange member execution firm counterparties and passed back to the Company's customers. The Company may pass back all or a portion of execution credits/debits it receives/pays from/to its executing brokers at its discretion.

c)   Interest overrides

The Company earns interest overrides on its customers' debit, credit and short stock balances. These revenues are earned when the rate that the Company charges its customers is greater than the rate its clearing firms charge for debit balances and the rate the Company pays its customers for short and credit balances is less than the rate the clearing firm pays the Company.

8

d) Clearing expense

The Company introduces its clients to clearing firms on a fully disclosed basis. Clearing firms charge the Company a fee to settle, custody and provide record keeping for the Company's customers' accounts. Included in clearing fees are equity, option and futures clearing charges as well as fees charged to the clearing firm by the Option and Equity Clearing Corporations.

e) Cash and cash equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. As of December 31, 2024, cash and cash equivalents include demand deposits in a checking account at one bank, which at times may exceed the federally insured limit.

f) Restricted cash

The Company has a certificate of deposit (CD) that matures September 30, 2025. The balance as of December 31, 2024 was $250,000. This CD is used as collateral to secure a letter of credit that represents a security deposit for the Company's Chicago office lease.

g) Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local tax purposes. Accordingly, the Company does not file tax returns. All tax effects of the Company's income or loss are passed through to Dash Holdco Inc. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state and local income tax is included in these financial statements.

Accounting standards require the evaluation of tax positions taken or expected to be taken in the course of preparing Dash Holdco Inc.'s tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and receivable or liability in the current year. As of December 31, 2024, management has determined that there are no material uncertain tax positions.

h) Fixed assets

Fixed assets are reported at cost, net of accumulated depreciation. Fixed assets are depreciated on a straight-line basis over the estimated useful life of the asset. The Company's policy is to expense fixed asset purchases below $5,000 and repairs and maintenance are expensed as incurred.

i) Leases

The Company recognizes and measures its leases in accordance with ASC 842. The Company is the lessee in two non-cancellable operating leases for office space. The Company determines if an arrangement is a lease at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, using an appropriate discount rate.

The discount rate is the implicit rate in the lease if it is readily determinable. Otherwise, the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate

of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all practical expedients, to not recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less at lease commencement or have immaterial monthly lease payment obligations (less than $5,000 per month) and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

j) *Accounts receivable*

Accounts receivables are stated at their net realizable value. Accounts receivables are presented on the Statement of Financial Condition net of the allowance for expected credit losses. An allowance for expected credit losses is based on the Company's assessment of the collectability of receivables from brokers and dealers and accounts receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for expected credit losses. As of December 31, 2024, the Company has determined that all accounts receivable are valued at their net realizable value, and therefore, no allowance has been established for any expected credit losses.

NOTE 3   Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17 (Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital equal to or in excess of $250,000. The Company utilizes the alternative method to calculate net capital. On December 31, 2024, the Company had net capital of $3,764,282 which was $3,514,282 in excess of its minimum requirement.

NOTE 4   Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2024 consist of the following:

Clearing deposits	$3,099,040
Receivables from broker-dealers, net	$2,324,466

Clearing deposits are cash deposits held at the Company's clearing firms. Receivables from broker-dealers, net are commissions and execution fees charged to the Company's customers net of direct variable expenses held and payment for order flow and exchange liquidity credits and fees owed to the Company from its execution providers. The receivable from broker-dealers, net was collected by the Company in January 2025. The Company clears all transactions through Apex Clearing Corp. and Marex Capital Markets, Inc. in accordance with the respective clearing agreements. The majority of the Company's receivables from broker-dealers are with Apex Clearing Corp. Clearing deposits held at Apex Clearing Corp. were $3,074,040 representing 99% of the Company's clearing deposits and receivables from broker-dealers, net from Apex Clearing Corp. were $1,370,388 representing 59% of the balance.

NOTE 5   Other Assets

Other assets on December 31, 2024 were $233,206. Other assets include an operating lease incentive of $47,073, receivables secured by customer cash balances due from customers for execution, exchange and liquidity fees and trading platforms equaling $175,266 and a security deposit equaling $10,867.

NOTE 6   **Accounts Payable and Accrued Expenses**

Accounts payable and accrued expenses on December 31, 2024 were $2,066,086. Accounts payable and accrued expenses consist of the following: 1) Bonus accrual - $1,060,333; 2) Payable to customers for liquidity rebates and payment for order flow – $729,269; 3) Operating liabilities - $135,425; 4) Variable compensation owed to registered representatives - $70,675; 5) Estimated professional and regulatory fee accrual – $23,785; 6) Payable to affiliated entity - $46,599.

NOTE 7   **Concentrations of Credit Risk**

The Company is engaged in brokerage activities where counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of execution counterparties, clearing organizations and exchanges where transactions are performed. The Company's policy is to review, as necessary, the credit risk of all trading positions and the financial condition of its execution counterparties, clearing firms, clearing organizations and exchanges.

NOTE 8   **Guarantees**

ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying security, commodity or index price related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has no obligations that would be required to be disclosed as defined by ASC 460.

NOTE 9   **Leases**

The Company has two operating leases. The lease at 200 South Wacker in Chicago, IL is through September 2027 and the lease at 319 Clematis in West Palm Beach, FL is through October 31, 2029. The leases do not include early termination options or any restrictive financial or other covenants. The Company's lease in Illinois has a required security deposit which is in the form of a letter of credit issued by Lakeside bank in the amount of $250,000. The letter of credit is secured by an interest-bearing certificate of deposit which is carried on the Company's Statement of Financial Condition at face value plus accrued interest. The certificate of deposit is currently categorized as a non-allowable asset for the Company's net capital calculation. The Company's lease in Florida is secured by a cash security deposit also carried as a non-allowable asset in the Company's net capital calculation in the amount of $10,867.

Leases with an initial term of twelve months or less or where the monthly rent obligations are deemed not to be material (less than $5,000) are not recorded on the Statement of Financial Condition, and the Company does not separate lease and non-lease components of contracts. There are no material guarantees associated with the Company's leases, and there are no significant restrictions or covenants included in the Company's lease agreements. Payments under the lease agreements include fixed payments plus variable payments. The Company's office leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The Company's lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself

against other companies of similar credit rating and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liability.

The operating lease right-of-use asset and operating lease right-of use liability as of December 31, 2024 was as follows:

Operating lease right of use asset – $1,485,806
Operating lease right of use liability - $1,810,503

Lease Commitments

The Company is obligated under its non-cancelable operating leases to pay the following minimum undiscounted lease payments as of December 31, 2024:

Year:	Minimum Lease Payments	Imputed Interest	Net Lease Payments
2025	$625,383	$(114,235)	$511,148
2026	644,144	(75,870)	568,274
2027	528,265	(34,735)	493,530
2028	138,501	(15,569)	122,932
2029	118,588	(3,969)	114,619
Thereafter	-	-	-
Total	**$2,054,881**	**$(244,378)**	**$1,810,503**

The operating leases are subject to period escalation charges. Rent expenses (which includes rent and the buildings allocation of tax and operating expense) for 2024 are included in the office expense line on the Statement of Income.

For the year ended December 31, 2024, the Company noted the following supplemental lease information. Cash paid for amounts included in the measurement of lease liabilities include cash flows from leases of $474,007. The Company obtained a lease incentive on its lease in Illinois during 2020. The unamortized remaining balance as of December 31, 2024 was $47,074. The Company used a weighted average discount rate of 6.73% and used lease terms of 33 months (200) and 58 months (319) in determining the unamortized remaining lease asset and liability.

NOTE 10   Related Party Transactions

The Company is affiliated with Dash Financial Technologies LLC (DFT) by having a common owner. DFT is a registered broker-dealer. The Company and DFT have executed an execution and an expense sharing agreement for the Company to utilize services from DFT for equity and option execution, market data, server hosting and administration of payroll benefits. On December 31, 2024, the Company had a receivable from DFT for December execution services included in receivable from broker-dealers, net of $952,174 and a liability included in accounts payable and accrued expenses to DFT for reimbursement of services received by the Company of $46,599.

A summary of the transactions with DFT for the year ended December 31, 2024 follows with the Statement of Income categories:

- Execution Exchange Fees, Liquidity Fees, Payment for Order Flow and Exchange Tier Benefits received from DFT - $5,800,534 - Execution credits, net
- Employee 401k Contributions paid to DFT on behalf of the Company's employees – $244,992 – Employee compensation and benefit expense
- Employee health insurance administered by DFT – $206,600 – Employee compensation and benefit expense.

- Market Data Expense for Third Party Trading Platforms paid to DFT - $157,378 – Third party trading, operating and risk system expense
- Company 401k and HSA Match Expenses paid to DFT - $38,225 – Employee compensation and benefit expense
- Employee Voluntary Withholdings paid to DFT on behalf of the Company's employees - $2,294 – Employee compensation and benefit expense
- DFT High Touch Execution – $257,973 – this has no impact on the income statement – balances are passed directly to the Company's Customers and paid to DFT via the intercompany liability.

NOTE 11   Employee Benefit Plans

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings and health plans. Under the retirement savings plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit-sharing contributions to the plan. For the year ended December 31, 2024, the Company's retirement savings expense recorded in employee expense on the Statement of Income was $36,225.

NOTE 12   Member's Equity

Pursuant to the Company's operating agreement, the Company allocates and distributes to DFT Intermediate, LLC a portion of its distributable profits throughout the year in accordance with regulatory guidelines and as soon as practicable at the end of each month.

NOTE 13   Segment Information

The Company is engaged in a single line of business as an introducing broker-dealer and, as such, the Company's revenues are chiefly driven by commissions earned from trades it executes on behalf of clients as well as option routing fees received from exchanges for providing order flow.

The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Supplemental Information), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information as presented in the Statement of Income. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 24 percent of its total revenues from a single external customer in 2024.

NOTE 14   Subsequent Events

The Company has evaluated subsequent events through the date that its financial statements were issued.

On January 27, 2025, the Company's member, DFT Intermediate LLC, withdrew $1,000,000 from the Company. The withdrawal was completed to remove a portion of profits not previously withdrawn. FINRA was notified of the capital distribution.

Dash Prime LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET
CAPITAL RULE 15C3-1
(Schedule I)
December 31, 2024

Member's Equity	$	5,210,325
Less:		
Non-Allowable Assets:		
Restricted certificate of deposit at Lakeside bank	$	250,000
Receivable from non-affiliated executing broker dealer		122,236
Receivable from affiliate executing broker net of intercompany		905,575
Fixed assets, net of accumulated depreciation		157,365
Security deposit		10,867
Total Non-Allowable Assets		1,446,043
Net Capital	$	3,764,282
Required Net Capital	$	250,000
Excess Net Capital	$	3,514,282
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital	$	3,464,282

There are no material differences between the amounts presented above and the amounts reported in the Company's December 31, 2024, unaudited Part IIA FOCUS report, filed on January 21, 2025.

Dash Prime LLC
(A Delaware Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
(Schedule II)
December 31, 2024

Dash Prime LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k)(2)(ii) and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.



GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D   1 212 599 0100
F   1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Dash Prime LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 20, 2025

Dash Prime LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2024

February 20, 2025

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

Dash Prime LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2024, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2024, with no exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Date: February 20, 2025


GrantThornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D   1 212 599 0100
F   1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Dash Prime LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies and bank statement records), noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting a difference of $82,096.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC-7 schedule including total revenues, execution, clearing and commission fees), noting a difference of $82,096.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC-7 schedule including total revenues, execution, clearing and commission fees) supporting the adjustments, noting no differences.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 20, 2025

Dash Prime LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2024

SIPC – 7

General Assessment	$	**31,038**
Less payments made July 2024 SIPC 6		**(15,199)**
Assessment Balance Due (paid 1.21.25)	$	**15,839**

Determination of SIPC net operating Revenue

Total		
Revenue:	$	26,756,417
Additions:		
Net loss from transactions in securities trading accounts		**52**
Deductions:		
Revenues from commodity transactions		(48,717)
Commissions paid to other SIPC members		(5,667,894)
40% of margin interest earned on customers' securities accounts		(347,553)
Total Deductions		**(6,064,164)**
SIPC Net Operating Revenues		**20,692,305**
SIPC Assessment at .15%	$	**31,038**


GrantThornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D   1 212 599 0100
F   1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Dash Prime LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 20, 2025

Dash Prime LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2024

February 20, 2025

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

Dash Prime LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2024, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2024, with no exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Date: February 20, 2025

 GrantThornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D   1 212 599 0100
F   1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Dash Prime LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies and bank statement records), noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting a difference of $82,096.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC-7 schedule including total revenues, execution, clearing and commission fees), noting a difference of $82,096.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC-7 schedule including total revenues, execution, clearing and commission fees) supporting the adjustments, noting no differences.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 20, 2025

Dash Prime LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2024

SIPC – 7

General Assessment	$	31,038
Less payments made July 2024 SIPC 6		(15,199)
Assessment Balance Due (paid 1.21.25)	$	15,839

Determination of SIPC net operating Revenue

Total		
Revenue:	$	26,756,417
Additions:		
Net loss from transactions in securities trading accounts		52
Deductions:		
Revenues from commodity transactions		(48,717)
Commissions paid to other SIPC members		(5,667,894)
40% of margin interest earned on customers' securities accounts		(347,553)
Total Deductions		(6,064,164)
SIPC Net Operating Revenues		20,692,305
SIPC Assessment at .15%	$	31,038



GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D 1 212 599 0100
F 1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Member
Dash Prime LLC

In planning and performing our audit of the financial statements of Dash Prime LLC (a Delaware limited liability company) (the "Company") as of and for the year ended December 31, 2024, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3) and does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly



to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2024 to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 20, 2025